BCE Emergis

SUPPL

September 6, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 19 2002
WASH, D.C.
154

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled BCE Emergis Unveils Next Generation, Global Electronic Invoicing Product, dated August 20, 2002.
- Press release entitled BCE Emergis appoints Connie Clark to lead operations at National Health Services Subsidiary, dated August 22, 2002.
- Press release entitled BCE Emergis appoints new CFO; strengthens management team, dated September 5, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Very truly yours,

[signature]

JS/cv
Encls.

dlw 9/23

BCE Emergis Inc.
1155, René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel. : 514-868-2341
Telec. : 514-868-2340

82-5206

BCE Emergis

News Release

SEC MAIL PROCESSING
RECEIVED
SEP 1 9 2002
WASH, D.C. 154 SECTION

BCE Emergis Unveils Next Generation, Global Electronic Invoicing Product

Additional functionality now available in a scalable Java-based solution

Montreal, Canada, August 20, 2002 — BCE Emergis Inc. (TSX: IFM), a leading provider of e-business services, today launched Release 3.5 of Emergis® e-Invoicing, the company's Java-based flagship product for business-to-business electronic invoice presentment and payment (EIPP).

"EIPP is becoming more appealing to buyers and sellers who have come to realize what they can gain by adopting and integrating an electronic invoicing solution," said Avivah Litan, Vice President Financial Services, Gartner Inc. "Billers can save over US$7.25 a bill by automating the billing, dispute, payment and customer service functions. Most of these savings come from new collaborative processes, such as online dispute resolution, that are not even possible in the paper world. Payers can reduce Accounts Payable overhead and save about 1% of their payables on goods eligible for cash discounts in return for faster payments. In short, working capital requirements for both billers and payers are reduced and business cycle times can dramatically improve with EIPP."

Built on the Java/Unix/Oracle development platform introduced with Release 3.0, Emergis e-Invoicing Release 3.5 was designed primarily to provide international capabilities, enhanced dispute capability, and to more efficiently integrate with existing ERP and accounting systems. The Java-based platform is also key to delivering the increased scalability, reliability and performance required by sophisticated users of EIPP solutions.

"Now, with the 3.5 Release, we can deliver the leading EIPP solution to our international customers throughout the world," said Paul Simons, Senior Product Manager for EIPP and EBPP at JPMorganChase, one of the financial institutions that resells the Emergis e-Invoicing product. "Clearly, the new multi-currency, multi-lingual capabilities position BCE Emergis as the leader on the international front."

.../2

Emergis e-Invoicing 3.5 is also the first release to utilize elements of a new suite of collaborative services offered by BCE Emergis that unite the legacy systems and workflows of disparate trading partners. When paired with this platform, Emergis e-Invoicing will offer suppliers and buyers direct ties to their ERP and accounting systems, accelerating ROI and driving widespread adoption for trading partners of all sizes.

Release 3.5 is in the process of being implemented with three new clients. Their launches are scheduled for later this year. Emergis e-Invoicing is offered to the market directly and by major telecommunications service providers in Canada. In the U.S. e-Invoicing is offered directly and through three of the top five U.S. banks, and is also referred by a fourth of the top five. More than $1 billion are processed monthly using Emergis e-Invoicing.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

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This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

82-5206

BCE Emergis

Industry announcement

BCE Emergis Appoints Connie Clark to Lead Operations At National Health Services Subsidiary

Rockville, MD, August 22, 2002 – BCE Emergis Inc. (TSX: IFM) today announced that Connie Clark has been appointed Senior Vice President of Medical Management Operations of National Health Services, its Louisville, KY medical management subsidiary. In that role, Clark will serve as the chief executive for National Health Services.

"We are very pleased to have Connie join the Emergis team to help us build upon our reputation and successes at National Health Services," said Dr. Faye S. Baggiano, President of BCE Emergis eHealth Solutions Group, North America. "I am confident she will be an asset to that group as well as to the eHealth Solutions Group generally, as we advance our growth strategies in the North American health care markets."

Renowned nationwide for its utilization and care management services, the National Health Services medical management subsidiary recently earned distinction as one of the first companies to receive URAC accreditation in disease management. In her new role as head of operations, Clark will assume primary responsibility for managing the business aspects of National Health Services, including service delivery for this highly successful group.

Prior to joining Emergis Clark served as Chief Operating Officer of Humana's Military Healthcare Services unit. A Humana executive since 1996, Clark was responsible for managing four TRICARE regions with a staff of more than 1,400, providing managed health care services to more than three million lives. Prior to Humana, she held positions as a senior healthcare consultant with Birch & Davis Associates and in management with The Johns Hopkins Hospital.

BCE Emergis eHealth Solutions Group, North America, serves the transaction-intensive health care industry with a range of integrated solutions that simplify administrative processes, decrease costs and facilitate the highest quality of care. In the U.S., BCE Emergis eHealth Solutions Group is one of largest provider networks, working in partnership with more than 500,000 physicians and 4,800 hospitals. In Canada, the group is the largest pharmacy benefit manager in the country, working with six of the country's largest payers and 99% of its pharmacies. Our advanced, scalable electronic technology solutions transform business processes, help clients grow their businesses and advance the health care industry. BCE Emergis shares (TSX: IFM) are included in the S&P/TSX Composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

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For more information:

Michelle Houston
Vice President – Special Projects
(301) 548-2087
Email: michelle.houston@emergis.com

BCE Emergis

82-5206

News Release

BCE Emergis appoints new CFO; strengthens management team

Montreal, September 5, 2002 — BCE Emergis Inc. (TSX: IFM), a leading provider of eCommerce services, today announced the appointments of John Valentini as Chief Financial Officer and Anna di Giorgio as Vice President, Corporate Communications.

Mr. Valentini previously served as Executive Vice President and CFO of Cognicase Inc. for two years. Prior to that, he has held several senior management positions with industry leaders, including PriceWaterhouseCoopers Securities, Caisse de dépôt et placement du Québec and Ernst & Young. John is a graduate of McGill University, and is a Chartered Accountant, Certified Management Consultant, Chartered Business Valuator and an Accredited Senior Appraiser.

Ms. di Giorgio has held senior positions within both agency and corporate settings. She has worked with numerous large companies, including the Institute of Canadian Bankers, and McKesson Canada; she also worked for ten years at Bell Canada. With more than twenty years of public relations experience, Anna is well known in her field.

"We are very pleased to be bringing both John and Anna on board. John's strong background in corporate finance in the technology sector and his track record in putting together financial process discipline will complement our executive team," stated Pierre Blouin, CEO of BCE Emergis. "In addition, his experience will be a strong asset in keeping Emergis focused on meeting our targets and on providing the financial leadership that will take us to the next level. Anna brings a wealth of experience in the corporate communications field that will serve Emergis well as we move forward."

Both Mr. Valentini and Ms. di Giorgio will be located in the Montreal head office.

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, Emergis executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. BCE Emergis customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

- ### -

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com